Exhibit 21

150 CCM Black Oak, Ltd.	Texas
AHR Texas Two LLC	Delaware
AHR Texas Three LLC	Delaware
Alset Acquisition Sponsor, LLC	Delaware
Alset Business Development Pte. Ltd.	Singapore
Alset Global Pte. Ltd.	Singapore
Alset EHome Inc.	Delaware
Alset International Limited	Singapore
American Home REIT Inc.	Maryland
BMI Capital Partners International Limited.	Hong Kong
Hapi Metaverse Inc. (f.k.a. GigWorld Inc.)	Delaware
Global BioMedical Pte. Ltd.	Singapore
Global eHealth Limited	Hong Kong
HWH World Inc.	Korea
LiquidValue Asset Management Pte. Ltd.	Singapore
LiquidValue Development Inc.	Nevada
LiquidValue Development Pte. Ltd.	Singapore
SeD Maryland Development, LLC	Delaware
True Partner Intenational Limited	Hong Kong